As Filed with the Securities and Exchange Commission on              , 2008
                                                     Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                         For American Depositary Shares

                                   ----------

                          AVASTRA SLEEP CENTRES LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                          The Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
  (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466

                           X immediately upon filing

                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                                        Proposed maximum     Proposed maximum      Amount of
                 Title of each class of                Amount            Aggregate price         aggregate        registration
              Securities to be registered         to be registered         per unit(1)        offering price(1)       fee
------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each American             50,000,000              $.05                $2,500,000        $98.25
Depositary Share representing ordinary shares of      American
Avastra Sleep Centres Limited.                       Depositary
                                                       Shares
==============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph  (11)
                  inspect the transfer  books of the
                  Depositary  and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13), (18) and (22)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)


Item 2. Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
                                                            Filed Herewith as Prospectus

2(a)     Public reports furnished by Avastra Sleep          Paragraph (11)
         Centres Limited

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ___________, 2008, among Avastra Sleep Centres Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Shares ("ADSs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Power of Attorney/Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADS at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on ______________, 2008.

                                                By: THE BANK OF NEW YORK,
                                                as Depositary

                                                By:    /s/ U. Marianne Erlandsen
                                                       -------------------------
                                                Name:  U. Marianne Erlandsen
                                                Title: Managing Director

         Pursuant to the requirements of the Securities Act of 1933, Avastra Sleep Centres Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Commonwealth of Australia on December 5, 2007.

                                              AVASTRA SLEEP CENTRES LIMITED

                                          By: /s/ Kai Wenk-Wolff
                                              ----------------------------------
                                              Name:  Kai Wenk-Wolff
                                              Title: Principal Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 5, 2007.

Name                              Title
----                              -----

/s/ Kai Wenk-Wolff                Principal Executive Officer
---------------------------
Kai Wenk-Wolff

/s/ Simon Mitchell                Executive Director
---------------------------
Simon Mitchell

/s/ Paul Jobbins                  Principal Financial Officer/Principal
---------------------------       Accounting Officer
Paul Jobbins

/s/ George Steinfels              Non Executive Director
---------------------------
Dr. George F. Steinfels

/s/ Geoffrey Stuart Garside       Non Executive Director
---------------------------
Geoffrey Stuart Garside

/s/ Troy A. Shadian               Non Executive Director
---------------------------
Troy A. Shadian

/s/ Donald Puglisi                Authorized Representative in the United States
---------------------------
Donald Puglisi

                                INDEX TO EXHIBITS

  Exhibit
   Number
  -------

(1) Form of Deposit Agreement, dated as of ______________, 2008, among the Issuer, the Depositary and each Owner and holder from time to time of ADSs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Power of Attorney/Certification under Rule 466.